MINE SAFETY APPLIANCES ADOPTS
                         SHAREHOLDER RIGHTS PLAN


            PITTSBURGH, February 10, 1997 -- Mine Safety Appliances Company (MSA) announced today that its Board of Directors adopted a Shareholder Rights Plan designed to deter coercive takeover tactics. Among other things, the Rights Plan guards against tactics such as the accumulation of shares in the open market or through private transactions. The Rights will be distributed as a dividend at the rate of one Right for each share of MSA Common Stock, no par value, held by shareholders of record as of the close of business on February 21, 1997. The Rights will expire on February 21, 2007.

            "The Board took action because we were concerned that a person or company could seek to acquire control of MSA without paying a fair premium for that control or without offering a fair price to all shareholders," said John T. Ryan III, chairman and chief executive officer of MSA.

            Each Right initially will entitle shareholders to buy one unit consisting of a fraction of a share of preferred stock for $225.00. The Rights will be exercisable only if a person or group becomes the beneficial owner, after excluding "exempted shares," of 15% or more of MSA Common Stock. In such event, each Right not owned by such a 15% or more shareholder will entitle its holder to purchase at the exercise price common stock having a value twice the exercise price. In general "exempted shares" consist of MSA shares beneficially owned as of February 10, 1997.

            Company officials said the issuance of the Rights does not in any way adversely affect the financial strength of MSA or interfere with its business. The Rights Plan has no dilutive effect; will not affect reported earnings per share; and is not taxable to the company or to its shareholders.

            Details of the Rights Plan will be outlined in a letter which will be mailed to all shareholders.

            MSA is the world's leading provider of quality products and services that protect people's health, safety and the environment. The company has sales and manufacturing operations throughout the United States and has 27 international operations.